EXHIBIT 99.1

FOR IMMEDIATE RELEASE

VERSO PAPER CORP. ANNOUNCES EXPIRATION OF EARLY TENDER TIME AND
WITHDRAWAL DEADLINE FOR EXCHANGE OFFERS AND CONSENT SOLICITATIONS

MEMPHIS, Tenn. (July 17, 2014) – Verso Paper Corp. (“Verso”) (NYSE:VRS) announced today that as of 12:00 midnight, New York City time, at the end of Wednesday, July 16, 2014, the early tender time with respect to the previously announced exchange offers and consent solicitations by two of its wholly owned subsidiaries, Verso Paper Holdings LLC and Verso Paper Inc. (collectively, the “Issuers”), with respect to their outstanding 8.75% Second Priority Senior Secured Notes due 2019 (the "Old Second Lien Notes") and 11⅜% Senior Subordinated Notes due 2016 (the "Old Subordinated Notes") has expired and the deadline to withdraw tenders or revoke consents has passed.

Holders of Old Second Lien Notes and Old Subordinated Notes may still participate in the exchange offers and consent solicitations through the final expiration time, which will be as of 12:00 midnight, New York City time, at the end of Wednesday, July 30, 2014, unless extended.

On July 2, 2014, the Issuers commenced exchange offers to exchange (i) new Second Priority Adjustable Senior Secured Notes and warrants (“Warrants”) that will be mandatorily convertible into shares of common stock of Verso immediately prior to the completion of the Merger described below for any and all of their outstanding Old Second Lien Notes and (ii) new Adjustable Senior Subordinated Notes and Warrants for any and all of their outstanding Old Subordinated Notes.  In connection with the exchange offers, the Issuers have solicited consents to amend the Old Second Lien Notes, the Old Subordinated Notes and the indentures governing the Old Second Lien Notes and the Old Subordinated Notes.

The exchange offers and consent solicitations are being conducted pursuant to the Agreement and Plan of Merger dated as of January 3, 2014 (the "Merger Agreement"), among Verso, Verso Merger Sub Inc. ("Merger Sub"), and NewPage Holdings Inc. ("NewPage"), pursuant to which Verso will acquire NewPage by means of the merger of Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), with NewPage surviving the Merger as an indirect, wholly owned subsidiary of Verso. The closing of the Merger is conditioned upon consummation of the exchange offers.

As of 12:00 midnight, New York City time, at the end of Wednesday, July 16, 2014, the Issuers have been informed by the exchange agent that approximately $286.9 million aggregate principal amount of the Old Second Lien Notes and approximately $17.7 million aggregate principal amount of the Old Subordinated Notes had been tendered for exchange.

“We thank the noteholders who have already committed to the exchange offers for their support and we are disappointed that we have not yet reached the 75% minimum condition for the exchange offers,” said Verso President and CEO Dave Paterson.  “Verso continues to believe that the consummation of the exchange offers is in the best interests of all Verso stakeholders and is an important step toward completing our acquisition of NewPage.  If we cannot complete the exchange offers, Verso will be forced to consider alternative actions.”

Holders that are U.S. persons and not qualified institutional buyers or non-U.S. persons that are not non-U.S. qualified offerees should contact Global Bondholder Services Corporation, the information and exchange agent, and, after furnishing proof of their status as non-qualified institutional buyers or non-U.S. persons that are not non-U.S. qualified offerees, will receive additional information so that alternative arrangements can be made with the Issuers that will allow such holders to use The Depository Trust Company's Automated Tender Offer Program to receive similar economic terms to the exchange offers, as applicable. Global Bondholder Services Corporation may be contacted at (212) 430-3774 (for brokers and banks) or (866) 470-3700 (for all others).

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Verso

Verso is a leading North American producer of coated papers, including coated groundwood and coated freesheet, and specialty products.  Verso is headquartered in Memphis, Tennessee, and owns three paper mills located in Maine and Michigan.  Verso's paper products are used primarily in media and marketing applications, including magazines, catalogs and commercial printing applications such as high-end advertising brochures, annual reports and direct-mail advertising.  Additional information about Verso is available on its website at www.versopaper.com.

Forward-Looking Statements

In this press release, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "project," "plan," "estimate," "intend" and similar expressions.  Forward-looking statements are based on currently available business, economic, financial and other information and reflect management's current beliefs, expectations and views with respect to future developments and their potential effects on Verso.  Actual results could vary materially depending on risks and uncertainties that may affect Verso and its business.  For a discussion of such risks and uncertainties, please refer to Verso's filings with the Securities and Exchange Commission.  Verso assumes no obligation to update any forward-looking statement made in this press release to reflect subsequent events or circumstances or actual outcomes.

Contact

Verso Paper Corp.
Robert P. Mundy
Senior Vice President and Chief Financial Officer

901-369-4128
robert.mundy@versopaper.com
www.versopaper.com
# # #

.